NO ACT

DC PE 2-15-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024891

February 15, 2008

Received SEC
FEB 15 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/15/2008

Mark D. Nielsen
Vice President–Legal
Corporate Governance
Raytheon Company
870 Winter Street
Waltham, MA 02451-1449

Re: Raytheon Company

Dear Mr. Nielsen:

This is in regard to your letter dated February 12, 2008 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System for inclusion in Raytheon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Raytheon therefore withdraws its January 23, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Sincerely,

Greg Belliston

Gregory Belliston
Special Counsel

cc: Patrick Doherty
Bureau of Asset Management
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

Via DHL Overnight Delivery

January 23, 2008

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Sustainability Report
Shareholder Proposal Pursuant to Rule 14a-8(i)(10)

Ladies and Gentlemen:

Raytheon Company ("Raytheon" or the "Company") has received a shareholder proposal (the "Proposal") which is attached to this letter as Exhibit A, from the Office of the Comptroller of New York City, as custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund, and as custodian of the New York City Board of Education Retirement System (the "Proponent"), that the Proponent wishes to have included in Raytheon's proxy materials for its 2008 annual meeting of shareholders.

The Proposal states as follows:

"Whereas:

> Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term. According to Innovest, an environmental investment research consultant, major investment firms including ABN-AMRO, Neuberger Herman, Schroders, T. Rowe-Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.
>
> Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. The Dow Jones Sustainability Group defines corporate sustainability as "a business approach that creates long-term shareholder value by embracing

opportunities and managing risks deriving from economic, environmental and social developments."

Globally, approximately 1,900 companies produce reports on sustainability issues (www.corporateregister.com), including more than half of the global Fortune 500 (KPMG International Survey of Corporate Responsibility Reporting 2005).

Companies increasingly recognize that transparency and dialogue about sustainability are elements of business success. For example, Unilever's Chairman stated in a 2003 speech, "So when we talk about corporate social responsibility, we don't see it as something business "does" to society but as something that is fundamental to everything we do. Not just philanthropy or community investment, important though that is, but the impact of our operations and products as well as the interaction we have with the societies we serve.

An October 6, 2004 statement published by social research analysts reported that they value public reporting because "we find compelling the large and growing body of evidence linking companies' strong performance addressing social and environmental issues to strong performance in creating long-term shareholder value. We believe that companies can more effectively communicate their perspectives and report performance on complex social and environmental issues through a comprehensive report than through press releases and other ad hoc communications. (www.socialinvest.org)

Resolved: Shareholders request that the Board of Directors issue a report to shareholders, by December 31, 2008, at reasonable cost and omitting proprietary information, on the Company's sustainability policies and performance, including multiple, objective statistical indicators.

SUPPORTING STATEMENT

The report should include the Company's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability.

> We recommend that the Company use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Almost 900 companies use or consult the Guidelines for sustainability reporting.

Raytheon proposes to omit the Proposal and its supporting text because it is excludable under Rule 14a-8(i)(10), since it has already been substantially implemented by Raytheon.

Accordingly, we submit this statement of reasons for exclusion of the Proposal from the 2008 proxy materials pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, and hereby request that the Staff of the Division of Corporation Finance confirm that it will not recommend enforcement action against Raytheon should it omit the Proposal from its 2008 proxy materials. Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal. In addition, pursuant to Rule 14a-8(j)(1), Raytheon is notifying the Proponent of its intention to omit the Proposal from the 2008 proxy and we have provided a copy of this submission to the Proponent.

1. Raytheon Currently Publishes a Stewardship Report that Substantially Implements the Written Objectives of the Proposal, and the Proposal Should Therefore Be Excluded.

This Proposal requests that Raytheon issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by December 31, 2008. Since 1996, the Company has published a Stewardship Report, or its precursor, for the benefit of stockholders and other stakeholders, and intends to continue publishing such a Report periodically in the future. The Company's current Stewardship Report issued in April 2007 covers the Company's commitment and actions in an array of areas including: the environment, energy, health, safety, diversity, community giving, corporate governance and ethics. The Report features the Company's efforts and accomplishments in promoting employee health and wellness along with a safe work environment, reducing hazardous waste and solid waste, saving electricity, and reducing greenhouse gas emissions. In many instances, these accomplishments are reported in terms of specific statistical indicators. Thus, the Company believes that it has substantially fulfilled the proponent's request for a sustainability report by publishing the Stewardship Report.

Raytheon's Stewardship Report is publicly available at http://www.raytheon.com by selecting "Investor Relations" and clicking on the link entitled "Stewardship Report PDF Format." In June 2006, the Company began making available an interactive online version of the Report. It is also noteworthy that, although the Proponent cites the 1,900 companies globally that produce reports on sustainability issues as appearing at www.CorporateRegister.com, it fails to acknowledge that Raytheon's current Sustainability Report is among those included in full on the Corporate Register site. Rule 14a-8(i)(10) allows for the exclusion of proposals "if the company has already substantially implemented the proposal."

The Staff has consistently taken the position that shareholder proposals are moot under Rule 14a-8(i)(10) when the procedures or policies addressed in the proposal have been substantially implemented by the company. See, for example, *Nordstrom Inc.* (February 8, 1995)(proposal that requested company's board of directors to commit to a code of conduct to ensure that its overseas suppliers meet basic standards of conduct held moot because company had issued conduct guidelines to all of its vendors).

In order to make the determination that a procedure or policy has been substantially implemented, the Commission does *not* require that a company implement every aspect of the proposal in question. See *SEC Release No. 34-20091* (August 16, 1983). See also, *AMR Corporation* (April 17, 2000), *Masco Corp.* (March 29, 1999), *Erie Indemnity Company* (March 15, 1999), *AutoNation Inc.* (March 5, 2003; request for reconsideration denied on March 20, 2003) and *AutoNation Inc.* (February 10, 2004; request for reconsideration denied on April 1, 2004), where in each instance the Division concurred that an issuer may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed. Rather, a company need only have appropriately addressed the concerns underlying such a proposal. See, for example, *Texaco, Inc.* (March 11, 1991)(company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

In a 2006 no-action ruling, the staff permitted Raytheon to omit a proposal from this same Proponent that was substantively identical to the Proposal. See, *Raytheon* (January 25, 2006). Additionally, in more recent no-action rulings that closely mirror Raytheon's request, the staff permitted ConAgra Foods, Inc., Honeywell International, Inc., and The Kroger Co. to omit proposals that are substantively identical to the proposal submitted to Raytheon. The staff permitted the exclusions, noting ConAgra's, Honeywell's and Kroger's representations that they already prepare and publish equivalent reports. See, *ConAgra Foods, Inc.* (July 3, 2006) *Honeywell Int'l, Inc.* (February 21, 2007) and *Kroger Co.* (April 11, 2007).

Raytheon does recognize that in *Terex Corporation* (March 18, 2005), the Staff did not permit exclusion (on substantial implementation grounds) of a proposal that was also substantively identical to the Proposal. Unlike Raytheon, Terex claimed that it substantially implemented the proposal by including on its website its views regarding corporate citizenship and making reference to a variety of other public disclosures including filings made with the Securities and Exchange Commission. Raytheon's claim of substantial implementation may be distinguished from Terex' because Raytheon has prepared and published (in one discrete document) a detailed Stewardship Report addressing the Company's social and environmental practices (i.e., the actions requested by the Proposal).

Raytheon is also aware that in *Burlington Resources, Inc.* (February 4, 2005), the Staff did not permit exclusion (on substantial implementation grounds) of a proposal that was substantially identical to the Proposal. However, at the time of that proposal, Burlington Resources, Inc. had not published any documents that resembled a "sustainability report." While Burlington Resources, Inc. had publicly disclosed that it had formally commissioned a Corporate Social Responsibility ("CSR") initiative, and envisioned that a "CSR Report" would be an outgrowth of that initiative, "the specific form and substance of the report had not been decided." Conversely, in Raytheon's case, the Stewardship Report has been published and continues to be available to its shareholders and the public on Raytheon's website.

With its Stewardship Report, Raytheon has published a company-wide review of policies, practices and indicators relating to the subject matter of the Proposal and has thus implemented the essential objectives of the Proposal. The Proposal has, therefore, been substantially implemented.

2. Conclusion

For the foregoing reasons, we believe that the Proposal may be omitted from Raytheon's 2008 proxy materials. Accordingly, we request the concurrence of the Staff that it will not recommend enforcement action against Raytheon, should it omit the Proposal from its 2008 proxy materials.

If you have any questions regarding this matter or require any additional information, please contact the undersigned at 781-522-3036. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response. Please be advised that Raytheon now estimates that it will send the 2008 Proxy Statement to a financial printer on or about April 15, 2008 and we therefore respectfully request that the Staff act promptly on the request set forth in this letter.

Very truly yours,

Mark D. Niel

Mark D. Nielsen

cc: Patrick Doherty, New York City Office of the Comptroller

Received
NOV 5 2007
J. B. Stephens

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

October 29, 2007

Mr. Jay B. Stephens
Secretary
Raytheon Company
870 Winter Street
Waltham MA 02451

Dear Mr. Stephens:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Raytheon Company common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:ma
Enclosures
Raytheon sustainability 2008

Sustainability Report
2008

WHEREAS:
Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term. According to Innovest, an environmental investment research consultant, major investment firms including ABN-AMRO, Neuberger Herman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. The Dow Jones Sustainability Group defines corporate sustainability as "a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments."

Globally, approximately 1,900 companies produce reports on sustainability issues (www.corporateregister.com), including more than half of the global Fortune 500 (KPMG International Survey of Corporate Responsibility Reporting 2005).

Companies increasingly recognize that transparency and dialogue about sustainability are elements of business success. For example, Unilever's Chairman stated in a 2003 speech, "So when we talk about corporate social responsibility, we don't see it as something business "does" to society but as something that is fundamental to everything we do. Not just philanthropy or community investment, important though that is, but the impact of our operations and products as well as the interaction we have with the societies we serve."

An October 6, 2004 statement published by social research analysts reported that they value public reporting because "we find compelling the large and growing body of evidence linking companies' strong performance addressing social and environmental issues to strong performance in creating long-term shareholder value... We believe that companies can more effectively communicate their perspectives and report performance on complex social and environmental issues through a comprehensive report than through press releases and other ad hoc communications." (www.socialinvest.org)

RESOLVED: Shareholders request that the Board of Directors issue a report to shareholders, by December 31, 2008, at reasonable cost and omitting proprietary information, on the Company's sustainability policies and performance, including multiple, objective statistical indicators.

Supporting Statement

The report should include the Company's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability.

We recommend that the Company use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights, and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Almost 900 companies use or consult the Guidelines for sustainability reporting.

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

Via DHL Overnight Delivery

February 12, 2008

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Sustainability Report
Shareholder Proposal Pursuant to Rule 14a-8(i)(10)

Ladies and Gentlemen:

We are writing in reference to Raytheon's January 23, 2008 letter to you requesting the Staff's concurrence that the shareholder proposal on issuance of a Sustainability Report referenced therein be excluded from our 2008 Proxy Statement.

Please be advised that, after discussions on the matter, we have been notified by the proponent, the Office of the Comptroller of the City of New York (acting on behalf of various New York retirement funds), that the Sustainability Report proposal is withdrawn. Consequently, we hereby respectfully withdraw our January 23rd request.

Very truly yours,

Mark D. Nielsen

cc: Patrick Doherty, New York City Office of the Comptroller

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

February 12, 2008

Mr. Jay B. Stephens
Secretary
Raytheon Compamy
870 Winter St.
Waltham, MA 02451

Dear Mr. Stephens:

On the basis of the information that you have supplied to us concerning Raytheon's policies and commitments relating to sustainability reporting, on behalf of the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System, I hereby withdraw the resolution on sustainability reporting that our office submitted to your corporation on behalf of those funds.

Sincerely,

Patrick Doherty
Bureau of Asset Management

END